Morgan, Lewis & Bockius llp
2020 K Street, NW
 Washington, District of Columbia 20006-1806
Tel. 202.373.6000
Fax: 202.373.6001
www.morganlewis.com

Christopher D. Menconi
+1.202.373.6173
chris.menconi@morganlewis.com

April 2, 2015

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”) Post-Effective Amendment No. 68 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 68”)

Dear Mr. Grzeskiewicz:

This letter responds to Staff comments on Amendment No. 68, which you provided in a telephonic discussion with Abigail Bertumen and me on Thursday, September 12, 2013. Amendment No. 68 was filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”) for the purpose of adding a new series of the Registrant, the Hull Tactical US ETF (the “Fund”). Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 68.

In addition to disclosure revisions made in response to the Staff’s comments below, the registration statement has been revised to reflect changes arising in connection with the Fund’s receipt of a Commission order permitting the listing and trading of shares of the Fund on NYSE Arca, Inc.1 All such changes are reflected in post-effective amendment no. 121 to the Registrant’s registration statement on Form N-1A, which was with filed with the Commission today pursuant to Rule 485(a)(1) under the 1933 Act.

Prospectus

1.	Comment: In the fee table under “Fees and Expenses,” please add a footnote to the line item “Other Expenses” indicating that other expenses are based on estimated amounts for the current fiscal year.

[1]	See Self-Regulatory Organizations; NYSE Arca, Inc.; Order Granting Approval of Proposed Rule Change, as Modified by Amendment No. 1, to List and Trade Shares of Hull Tactical US ETF under NYSE Arca Equities Rule 8.600, Exchange Act Rel. No. 73741 (Dec. 4, 2014).
Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Mr. John Grzeskiewicz April 2, 2015 Page 2

Response:	The requested change has been made.

2.	Comment: In your response letter, please identify the exemptive order(s) on which the Fund is relying on to operate.

Response: The Fund is relying on actively-managed ETF exemptive relief obtained by the Trust and the Adviser. See In the Matter of Exchange Traded Concepts Trust, et al., Investment Company Act Release Nos. 30415 (March 7, 2013) (Notice) and 30445 (April 2, 2013) (Order).

3.	Comment: The Staff noted in the “Principal Investment Strategies” that the Fund may invest 100% of its assets, without limitation, in debt securities and money market instruments. Please confirm in your response letter that the Fund’s focus is investment in ETFs, and not these instruments.

Response:	The Fund’s focus is investment in ETFs. However, as described in the “Principal Investment Strategies” section of the Prospectus (as revised), during periods when the Fund’s assets (or portion thereof) are not fully invested in one or more ETFs or otherwise exposed to the S&P 500 Index, all or a portion of the Fund may be invested in cash instruments, such as certain debt securities and money market instruments. In addition, the Fund may invest up to 100% of its assets in cash instruments in response to certain adverse market, economic, political or other conditions. Further, the “Principal Investment Strategies” and “Principal Risks” sections of the Prospectus have been revised to disclose that the Fund may enter into futures contracts, in conjunction with investing in shares of ETFs, consistent with the limitations of CFTC Rule 4.5. The use of futures, however, is not the Fund’s sole or primary means of pursuing its investment strategy.

4.	Comment: Please:

(i) disclose in the Prospectus the extent to which the Fund will invest in leveraged and inverse ETFs and whether the Fund intends to invest in these ETFs on a daily basis or over the long term.

Response:	The Fund may invest up to 10% of its total assets in leveraged or inverse ETFs and may invest in any such ETF on a daily basis or longer consistent with the Investment Sub-Adviser’s views on prevailing and anticipated market conditions. The “Principal Investment Strategies” section of the Prospectus has been revised accordingly.

(ii) disclose in the Prospectus whether there are any limits to the Fund’s investments in leveraged or inverse ETFs.

Response:	As noted above in response to comment 4(i), the “Principal Investment Strategies” section of the Prospectus has been revised to state that the Fund may invest up to 10% of its total assets in leveraged or inverse ETFs.

(iii) depending on the extent to which the Fund invests in leveraged and inverse ETFs, consider whether the Fund needs to obtain a leveraged and inverse ETF exemptive order.

Mr. John Grzeskiewicz April 2, 2015 Page 3

Response:	We do not believe the Fund needs to obtain a leveraged and inverse ETF exemptive order for reasons previously communicated to the Staff. We understand the Staff is in agreement with our view that such an order is not required for the operation of this Fund.

5.	Comment: The Staff noted that “U.S.” is in the Fund’s name. Consistent with Rule 35d-1 under the Investment Company Act of 1940, please add an investment policy that the Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of U.S. issuers.

Response:	The requested change has been made.

6.	Comment: The Staff noted that “Short Sales Risk” is included as a principal risk of the Fund. Please expand the disclosure in the “Principal Investment Strategies” to describe more specifically how the Fund will utilize short sale transactions.

Response:	The “Principal Investment Strategies” section of the Prospectus has been revised to state that the Fund may sell short shares of ETFs that offer exposure to the S&P 500 Index.

7.	Comment: If the Fund’s Investment Sub-Adviser, HTAA, LLC, does not have any prior experience managing registered investment companies, please add risk disclosure in the “Principal Risks” section indicating this.

Response:	The requested change has been made.

8.	Comment: Under “More Information About the Fund’s Investment Objectives,” please add disclosure indicating that shareholders will receive advance notice of any change to the Fund’s investment objective. The Staff notes that 60 days’ notice to shareholders of an investment objective change is advisable, as an investment objective change often requires a fund name change.

Response:	The Fund currently does not have a policy to provide a specified amount of notice to shareholders regarding a change in investment objective, and therefore no additional disclosure has been added to the Prospectus. However, as a practical matter, the Adviser endeavors to provide shareholders with as much notice as possible regarding a change in investment objective.

9.	Comment: Please disclose the Trading Sub-Adviser in the Fund’s 485(b) filing and disclose whether the Trading Sub-Adviser is an affiliate of the Adviser or the Investment Sub-Adviser.

Response:	The requested changes have been made. The Trading Sub-Adviser will be Vident Investment Advisory LLC, which is not an affiliate of either the Adviser or the Investment Sub-Adviser.

Mr. John Grzeskiewicz April 2, 2015 Page 4

Statement of Additional Information

1.	Comment: Please include in the Fund’s Prospectus any investments described in “Description of Permitted Investments” that are material to the Fund’s performance or an investor’s decision to invest in the Fund.

Response:	None of the investments or techniques described in the SAI that are not already disclosed in the Prospectus will be part of the Fund’s principal investment strategy. However, the Fund retains the flexibility to utilize, to a limited degree, the investments and techniques described in the SAI.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi